Exhibit 99.1

Afya Announces the Acquisition of IPEC Instituto Paraense de Educação e Cultura Ltda August 2019

2 Transaction Summary FORMAT Afya Limited through its wholly - owned subsidiary Afya Participações S.A . acquired 100% of the total share capital of IPEC — Instituto Paraense de Educação e Cultura Ltda. , or IPEC . CONDITIONS The aggregate purchase price was R$108 million, of which: (i) R$54 million was paid in cash as of the date hereof (the transaction closing date ) (ii) R$54 million is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date . The transaction does not need antitrust regulatory approvals

3 ▪ Campus located in Marabá, in the State of Pará ▪ Governmental authorization to offer on - campus, post - secondary undergraduate courses in medicine with 120 seats ▪ Operation expected to start in the second semester of 2019 ▪ Expected capex of R$3 - 5 million to initiate operations IPEC | Overview

4 Transaction Rationale Expand the number of authorized medical school seats to 1,472 Evolving distribution network Enter into a new state

5 Thank You ! Contact : IR@AFYA.COM.BR